SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934


                                LOGIMETRICS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    541410106
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                                 (CUSIP Number)
                                                     with a copy to:
Stephen Feinberg                                     Robert G. Minion, Esq.
950 Third Avenue                                     Lowenstein, Sandler, Kohl,
Twentieth Floor                                         Fisher & Boylan, P.A.
New York, New York  10022                            65 Livingston Avenue
(212) 421-2600                                       Roseland, New Jersey  07068
                                                     (201) 992-8700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 7, 1996
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                                Stephen Feinberg
________________________________________________________________________________
2)  Check the Appropriate Box if a Member of a Group (See Instructions):
    (a)                             Not
    (b)                             Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):  WC
________________________________________________________________________________
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e):

                                 Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:       United States

        Number of                              7) Sole Voting Power:        *
        Shares Beneficially                    8) Shared Voting Power:      *
        Owned by
        Each Reporting                         9) Sole Dispositive Power:   *
          Person With:                        10) Shared Dispositive Power: *
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 5,084,760*
________________________________________________________________________________

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                                 Not Applicable
________________________________________________________________________________
13) Percent of Class Represented by Amount in Row (11):      64%*
________________________________________________________________________________
14) Type of Reporting Person (See
    Instructions):       IA, IN
________________________________________________________________________________

* Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), owns 30 Units of LogiMetrics, Inc., each Unit consisting of
     (i) a 12% Convertible Senior Subordinated Debenture convertible into 84,746 shares of LogiMetrics, Inc. common stock and (ii) a Series C Warrant to purchase 84,746 shares of LogiMetrics, Inc. common stock. Stephen Feinberg possesses sole voting and investment control over all securities owned by Cerberus. For more information on the determination of the number of shares of LogiMetrics, Inc. common stock and the calculation of the percentage ownership set forth herein, see Item 5.

Item 1.  Security and Issuer.

            This statement relates to the common stock, par value $.01 per share, of LogiMetrics, Inc., whose principal executive offices are located at 121-03 Dupont Street, Plainview, NY 11803.

Item 2.  Identity and Background.

         The person filing this  statement is Stephen  Feinberg, whose business address is 950 Third Avenue, Twentieth Floor, New York, New York 10022. Mr. Feinberg serves as the general partner of Cerberus Associates, L.P., the general partner of Cerberus Partners, L.P. ("Cerberus"). Cerberus is engaged in the investment in personal property of all kinds, including but
not limited to capital  stock,  depository  receipts,   investment
companies,   mutual  funds, subscriptions,  warrants, bonds, notes,
debentures, options and other securities of whatever kind and nature.

         Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          All funds used to purchase Units of LogiMetrics, Inc. on behalf of Cerberus come directly from the net assets of Cerberus.

Item 4.   Purpose of Transaction.

          The acquisition of the Units referred to in Item 5 is solely for investment purposes on behalf of Cerberus. Stephen Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Based upon information provided to Cerberus by management of LogiMetrics, Inc., as of March 7, 1996 there were issued and outstanding 2,860,602 shares of common stock of LogiMetrics, Inc. As of March 7, 1996, Cerberus owned 30 Units of LogiMetrics, Inc., each Unit consisting of (i) a 12% Convertible Senior Subordinated Debenture convertible into 84,746 shares of LogiMetrics, Inc. common stock and
(ii) a Series C Warrant to purchase 84,746 shares of LogiMetrics, Inc. common stock. Therefore, pursuant to Rule 13d-3, Cerberus owns 5,084,760 of 7,945,362 shares of LogiMetrics, Inc. common stock deemed outstanding, or 64% of the total deemed outstanding. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of LogiMetrics, Inc. owned by Cerberus.

          The only transaction by Cerberus in securities of LogiMetrics, Inc. during the past sixty days is as follows: On March 7, 1996, Cerberus Partners, L.P. purchased from LogiMetrics, Inc. in a private sale the 30 Units referred to above at a price of $50,000 per Unit. There have been no other transactions by Cerberus in securities of LogiMetrics, Inc. during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          No   contracts,   arrangements,   understandings   or  similar
relationships exist with respect to the shares of common stock or other securities of LogiMetrics, Inc. between Stephen Feinberg and any person or entity.

Item 7.   Material to be Filed as Exhibits.

          Not applicable.

                                    Signature

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                 March 18, 1996


                                 /s/ Stephen Feinberg
                                     Stephen Feinberg, in his capacity as
                                     the  general   partner  of  Cerberus
                                     Associates,    L.P.,   the   general
                                     partner of Cerberus Partners, L.P.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).